UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 4)*

America’s Car-Mart, Inc.
(formerly Crown Group, Inc.)
(Name of Issuer)

Common Stock, $.01 par value
(Title of Class of Securities)

228359 10 5
(CUSIP Number)

Terry Ferraro Schwartz
Smith, Gambrell & Russell, LLP
1230 Peachtree Street, NE
Suite 3100
Atlanta, Georgia 30309-3592
_____________________(404) 815-3731_____________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 21, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6 pages

CUSIP No. 228359 10 5	13D	Page 2 of 6 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 10 Westpark Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ] N/A
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐ N/A
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 600,000
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 600,000
	10.	SOURCE OF FUNDS* -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 600,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐ N/A
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14.	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 228359 10 5	13D	Page 3 of 6 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Tilman J. Falgout, III
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ] N/A
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* PF and OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐ N/A
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,022,750
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 1,022,750
	10.	SOURCE OF FUNDS* -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,022,750
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐ N/A
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14.	TYPE OF REPORTING PERSON* IN
*SEE INSTRUCTIONS BEFORE FILLING OUT

Item 1.    Security and Issuer.

This filing relates to the ownership of shares of the $.01 par value common stock (the “Common Stock”) of America’s Car-Mart, Inc. (the “Issuer”), a Texas corporation, whose principal executive offices are located at 802 Southeast Plaza Avenue, Suite 200, Bentonville, Arkansas 72712.

Item 2.    Identity and Background.

This amendment is filed to update the beneficial ownership information contained in this schedule. During the period between the last amendment to this schedule (filed March 14, 2002) and this Amendment No. 4, options held by Mr. Falgout to purchase shares of Common Stock have become exercisable, and Mr. Falgout has been awarded restricted shares of Common Stock. Mr. Falgout has also exercised certain stock options and sold shares of Common Stock pursuant to a Rule 10b5-1 trading plan. Mr. Falgout is a United States citizen and 10 Westpark Corporation is incorporated in the United States. The address of Mr. Falgout and 10 Westpark Corporation is 251 O’Connor Ridge Blvd., Suite 100, Irving, Texas 75038. Mr. Falgout is a director of the Issuer.

Neither Mr. Falgout nor 10 Westpark Corporation has during the last five years been convicted in a criminal proceeding or been party to civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.    Interest in the Securities of the Issuer.

As of August 21, 2006, 10 Westpark Corporation beneficially owns 600,000 shares of the Common Stock, or 5.0% of the issued and outstanding Common Stock. Mr. Falgout beneficially owns 1,022,750 shares of Common Stock, or 8.5% of the issued and outstanding Common Stock, including 191,898 shares of Common Stock subject to presently exercisable stock options and 15,000 shares of restricted Common Stock which will vest in three equal annual installments beginning April 30, 2007, April 30, 2008 and April 30, 2009. 10 Westpark Corporation has sole voting and investment powers with respect to the 600,000 shares of Common Stock owned by it; however, Mr. Falgout, as President of 10 Westpark Corporation, exercises voting and investment powers on behalf of such corporation. Therefore, Mr. Falgout has sole voting and investment powers with respect to an aggregate of 1,022,750 shares of Common Stock. The percentages herein are based on the 11,895,524 shares of Common Stock issued and outstanding on August 15, 2006.

10 Westpark Corporation has not effected any transactions in the Common Stock of the Company during the past 60 days. The following table sets forth information regarding all of the transactions in the Common Stock effected by Mr. Falgout in the past 60 days:

Date	Purchase or Sale	Number of Shares	Price

07/12/06	Sale	2,500	$18.1331
07/11/06	Exercise	5,000	$ 3.6667

Page 4 of 6 pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships between any of the reporting persons and any other person with respect to any securities of the Issuer other than as described herein.

Page 5 of 6 pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

10 WESTPARK CORPORATION

Date: August 28, 2006	By: /s/ Tilman J. Falgout, III
Tilman J. Falgout, III
President

Date: August 28, 2006	/s/ Tilman J. Falgout, III
Tilman J. Falgout, III

Page 6 of 6 pages